UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-40514

FORM 12b-25	CUSIP NUMBER
G2263T123
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Coliseum Acquisition Corp.
Full Name of Registrant

Former Name if Applicable

1180 North Town Center Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89144
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Coliseum Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date because the Company requires additional time to prepare and finalize its financial statements for the year ended December 31, 2023. The Company expects to file the 2023 Form 10-K within fifteen calendar days of the due date thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Oanh Truong	(714)	622-8733
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the 2023 Form 10-K. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s financial statements for the fiscal year ended December 31, 2023, as well as the general business, financial, and accounting risks and the other important risk factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 17, 2023, and the Company’s other filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Coliseum Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Oanh Truong
Oanh Truong
Chief Financial Officer

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